LOOPIE LAUNDRY, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

LOOPIE LAUNDRY, INC.

DECEMBER 31, 2022 AND 2021

CONTENTS



Certified Public Accountants and Advisors
A PCAOB Registered Firm
713-489-5635   bartoncpafirm.com   Cypress, Texas

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Stockholders of
Loopie Laundry, Inc.

We have reviewed the accompanying financial statements of Loopie Laundry, Inc., which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, stockholders' deficit, and cash flows for the year ended December 31, 2022 and 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Loopie Laundry, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 1 to the financial statements, the company has yet to generate a profit from its intended operations, has continuing net losses and negative cash flows, which raises substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

BARTON CPA

Cypress, Texas
June 30, 2023

LOOPIE LAUNDRY, INC.
BALANCE SHEETS
(UNAUDITED)

	December 31, 2022	December 31, 2021
ASSETS		
Current assets		
Cash and cash equivalents	$ 321,482	$ 358,504
Accounts receivable	739	4,190
Prepaid expense	3,031	3,523
Loan receivable from related party	49,104	46,323
Total current assets	374,356	412,540
Non current assets		
Property and equipment, net	36	107
Intangible assets, net	664	664
Total non current assets	700	771
Total assets	$ 375,056	$ 413,311
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities		
Accounts payable	$ 6,599	$ 24,518
Accrued liabilities	338,892	152,033
Notes payable	117,161	-
Convertible notes, current	4,098,940	2,204,257
Other current liabilities	45,404	35,671
Total current liabilities	4,606,996	2,416,479
Non-current liabilities		
Convertible notes, net of current portion	$ 125,000	$ 237,500
Total non-current liabilities	125,000	237,500
Stockholders' deficit		
Common stock, $0.0001 par value, 30,000,000 shares authorized, 27,879,737 and 27,645,000 shares issued and outstanding, as of as of December 31, 2022 and 2021, respectively	$ 363	$ 339
Additional paid-in capital	258,787	222,167
Accumulated deficit	(4,616,090)	(2,463,174)
Total stockholders' deficit	(4,356,940)	(2,240,668)
Total liabilities and stockholders' deficit	$ 375,056	$ 413,311

See independent account's review report and accompanying notes to unaudited financial statements.

LOOPIE LAUNDRY, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

| | Year Ended December 31, | |
	2022	2021
Revenue	$ 1,316,029	$ 799,173
Cost of services	1,076,245	667,196
Gross profit	239,784	131,977
Operating cost and expenses		
Advertising and marketing	303,873	202,938
General and administrative	1,874,021	1,000,335
Research and development	7,352	7,057
Total operating expenses	2,185,246	1,210,330
Net loss from operations	(1,945,462)	(1,078,353)
Other income (expense)		
Gain on PPP Loan forgiveness	-	12,305
Interest income	2,131	135
Interest expense	(199,476)	(98,869)
Total other income (expense)	(197,345)	(86,429)
Net loss before income tax expense	(2,142,807)	(1,164,782)
Income tax expense	(10,109)	(6,235)
Net loss	$ (2,152,916)	$ (1,171,017)

See independent account's review report and accompanying notes to unaudited financial statements.

LOOPIE LAUDRY, INC.
STATEMENTS OF STOCKHOLDERS' DEFICIT
(UNAUDITED)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount			
Balance at December 31, 2020	26,945,000	$ 269	$ 144,037	$ (1,292,157)	$ (1,147,851)
Issuance of common stocks	700,000	70	13,930	-	14,000
Stock compensation	-	-	64,200	-	64,200
Net loss	-	-	-	(1,171,017)	(1,171,017)
Balance at December 31, 2021	27,645,000	$ 339	$ 222,167	$ (2,463,174)	$ (2,240,668)
Issuance of common stocks	234,737	23	5,460	-	5,483
Stock compensation	-	-	31,160	-	31,160
Net loss	-	-	-	(2,152,916)	(2,152,916)
Balance at December 31, 2022	27,879,737	$ 363	$ 258,787	$ (4,616,090)	$ (4,356,941)

See independent account's review report and accompanying notes to unaudited financial statements.

LOOPIE LAUNDRY, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Year Ended December 31, 2022	Year Ended December 31, 2021
Cash flows from operating activities		
Net loss	$ (2,152,916)	$ (1,171,017)
Adjustments to reconcile net loss to cash used in operating activities:		
Ammortization	97,107	10,220
Depreciation	71	10,454
Gain on PPP loan forgiveness	-	(12,305)
Stock based compensation	31,160	64,200
Change in operating assets and liabilities:		
Accounts receivable	3,451	(3,945)
Prepaid expenses	492	(3,523)
Other current assets	(2,781)	(26,161)
Accounts payable	(17,919)	13,135
Accrued liabilities	9,733	148,858
Other current liabilities	186,859	2,158
Net cash used in operating activities	(1,844,743)	(967,926)
Cash flows from investing activities		
Acquisition of property and equipment	-	(10,561)
Acquisition of intangible assets	(97,107)	(10,220)
Net cash used in investing activities	(97,107)	(20,781)
Cash flows from financing activities		
Proceeds from issuance of convertible debt	1,782,183	1,069,627
Proceeds from the issuance of notes payable	122,201	-
Payment of notes payable	(5,040)	-
Proceeds from issuance of common stock	5,484	14,000
Net cash provided by financing activities	1,904,828	1,083,627
Net decrease in cash and cash equivalents	(37,022)	94,920
Cash and cash equivalents, beginning of period	358,504	263,584
Cash and cash equivalents, end of period	$ 321,482	$ 358,504
Supplemental cash flow information		
Cash paid for taxes	10,109	6,235
Supplemental schedule of non-cash investing and financing activities		
Forgiveness of PPP loan	-	12,305

See independent account's review report and accompanying notes to unaudited financial statements.

NOTE 1:   Nature of operations

Nature of the business

Loopie Laundry, Inc. ("the Company") is a Delaware C-corporation that was founded on January 7, 2018, and is headquartered in Seattle, Washington. The Company is developer of a peer-to-peer laundry service platform designed to create a contemporary laundry alternative. The Company's on-demand laundry pickup and delivery service is driven by its network of certified washers utilizing the managed marketplace model to turn depreciating assets in idle washers and dryers into revenue-generating machines, enabling businesses and consumers to have their laundry picked up, washed, dried, folded and delivered within 24 hours and by providing mobile solutions, and connecting people who need their laundry done with those who are looking to make passive income from home The Company operations extend to Washington, DC, Oregon, Texas, California, Illinois, Colorado and Georgia.

Going concern and management's plans

The financial statements have been prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. Since Inception, the Company has relied on the issuance of equity and convertible notes. As of December 31, 2022 and 2021, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital and the Company also faces risk and uncertainties due to its competition, economic conditions like recessions or reduced consumer spending, regulatory environment like labor, health and safety and technological disruptions.

These above matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations through equity and convertible notes. If the Company is unable to obtain sufficient amounts of additional capital, they may be required to reduce the scope of planned development, which could harm the business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2:   Summary of significant accounting policies

Basis of presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year end is December 31.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

NOTE 2:   Summary of significant accounting policies (continued)

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2022 and 2021, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts are normally within the federal insured limits.

Concentration of credit risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Fair value of financial instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three level of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2021. The respective carrying value of all financial instruments approximated their fair values.

NOTE 2:   Summary of significant accounting policies (continued)

Revenue recognition

The Company recognizes revenue from the sale of services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company primarily records revenue for services and recognizes revenue when the Company's performance obligation to deliver services has been achieved.

Accounts receivable

Accounts receivables are derived from services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2022 and 2021, the Company had $739 and $4,190 respectively as accounts receivable and determined there was no allowance for doubtful accounts necessary.

Advertising and marketing costs

Advertising and marketing costs are expensed as incurred. Advertising and marketing expenses were $303,873 and $202,938 for the years ended December 31, 2022 and 2021, respectively, which are included in advertising and marketing expenses in the statements of operations.

Research and Development

We incur research and development costs during the process of researching and developing our technologies and future offerings. We expense these costs as incurred unless such costs qualify for capitalization under applicable guidance. During the years ended December 31, 2022 and December 31, 2021, the Company incurred research and development costs of $7,352 and $7,057 respectively.

Stock-based compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense using the straight-line method.

8

NOTE 2:   Summary of significant accounting policies (continued)

For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statements of operations in the same manner in which the award recipient's costs are classified.

Income taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assess' its income tax positions and record tax benefits for all years subject to examination based upon evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Property and equipment

Property and equipment are recorded at cost less accumulated depreciation and impairment. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the 200% declining balance method also known as double declining balance method, based on useful lives of the assets.

As of December 31, 2022 and 2021 the Company had property and equipment of $36 and $107 and determined there was depreciation expense of $71 and $10,454 respectively and no impairment account necessary.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

NOTE 2:   Summary of significant accounting policies (continued)

Intangible assets

Intangible assets are stated at cost less accumulated amortization. For intangible assets that have finite lives, the assets are amortized using the straight-line method over the estimated useful lives of the related assets. For intangible assets with indefinite lives, the assets are tested periodically for impairment.

As of December 31, 2022 and 2021, the Company trademark which has finite useful life has a net book value of $664 and $664, respectively. The Company has also software which has an indefinite useful life. As of December 31, 2022 and 2021, the software is amortized 100% during the year of acquisition based on its expected usage and economic factors. The amortization expense for the year 2022 and 2021 of $97,107 and $10,220 respectively and no impairment account is necessary.

Recent accounting pronouncements

In February 2016, FASB issued Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. The Company evaluated that this has no impact on its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3:   Commitments and contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 4:   Notes payable

On December 13. 2022, the Company entered into a revenue purchase agreement with Kalamata Capital Group to obtain a note payable at a purchase price of $125,000 and 15% interest. The note with a total purchased value of 163,750 at 15% interest is payable on a weekly basis in the amount of $3,150 for 52 weeks or 1 year and is expected to be repaid in full on December 13, 2023.

As of December 31, 2022, the Company has outstanding notes payable related to debt with Kalamata Capital Group amounting to $117,161.

NOTE 5:   Convertible debt

As of December 31, 2022, and 2021 the Company has issued $4,223,940 and $2,441,757, of 5% unsecured convertible note (the "Note") due 12-30 months after initial issuance ("Maturity Date"). The Note is unsecured. The Note is due on the Maturity Date with accrued interest if the Note does not convert prior to the maturity date.

In the event that the Company issues and sells shares of its Equity Securities to investors on or before the date of the repayment in full of this Note in an equity financing resulting in gross proceeds to the Company of ranges at least of $4,500,000 to $14,000,000 (including the conversion of the Notes and other convertible securities), then the outstanding balance of this Notes including all principal and unpaid accrued interest shall automatically convert in whole without any further action by the Lender into such Equity Securities as per terms and conditions as given to the Investors.

On the completion of an equity offering of at least $4,500,000 to $14,000,000 ("Qualified Financing") on or prior to the Maturity Date, the then-outstanding principal amount of this Note and all accrued and unpaid interest on this Note can be converted into fully paid and nonassessable shares.

As of December 31, 2022, future maturities of debt are as follows:

2023	$4,098,940
2024	125,000
	$4,223,940

As of December 31, 2022 and 2021, the Company has outstanding interest payable related to convertible note amounting to $328,322 and $132,289, respectively.

NOTE 6:   Stockholder's deficit

Common stock

As of December 31, 2022 and 2021, respectively, the Company was authorized to issue 30,000,000 shares of capital stock all of which are designated as common stock and have a par value of $0.0001 per share. As of December 31, 2022 and 2021, the total shares of common stock issued and outstanding were 27,879,737 and 27,645,000 shares, respectively, with total price above par value amounting to $60,884 and $55,400, respectively. The common stock has one vote for share held.

Repurchase

The Company retains various provisions, some at their option, related to repurchasing, or the right of first refusal for transfer of units of common stock.

2020 equity incentive plan

In 2020, the Company adopted the Company's 2020 Stock Plan (the "2020 Plan"). The 2020 Plan is intended to promote the interests of the Company, by providing eligible persons in the Company's employ or service with the opportunity to acquire a proprietary interest, or otherwise increase their proprietary interest, in the Company as an incentive for them to

NOTE 6:   Stockholder's deficit (continued)

2020 equity incentive plan (continued)

continue in such employ or service. The Company reserved 13,640,980 shares of common stock issuable upon the grant of awards.

During 2020, the Company executed the 2020 Stock Option Plan, which 13,640,980 shares were reserved for the issuance of stock options. During 2022 and 2021, the Company issued 1,361,903 and 2,995,834 stock options, respectively. During 2022 and 2021, 313,237 and 622,500 stock options exercised, respectively. These options allow the holder to purchase an equal number of common shares at an exercise price. The options vest ratably over various time periods ranging from fully upon issuance through vesting over the date of grant. A summary of information related to stock options for the years ended December 31, 2022 and 2021, is as follows:

	Options	Weighted average exercise price	Fair value
Outstanding, December 31, 2020	5,145,315	$0.02	$102,906
Granted	2,995,834	0.03	89,875
Exercised	(622,500)	0.03	(12,925)
Forfeited	(425,000)	0.03	(12,750)
Outstanding, December 31, 2021	**7,093,649**	**$0.03**	**$167,106**
Granted	1,361,903	$0.03	$40,857
Exercised	(313,237)	0.03	(9,397)
Forfeited	(10,000)	0.03	(300)
Outstanding, December 31, 2022	**8,132,315**	**$0.03**	**$198,266**

12

NOTE 6:   Stockholder's deficit (continued)

           2020 equity incentive plan (continued)

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted as of December 31, 2022:

	2022	**2021**
Risk-free interest rate	1.16%	0.3%
Expected term (in years)	5	5
Expected volatility	75%	75%
Expected dividend yield rate	0%	0%

The total grant-date fair value of the options granted during the year ended December 31, 2022, was $40,857. Stock-based compensation expenses of $31,160 and $64,200 were recognized for the year ended December 31, 2022 and 2021. The stock-based compensation was classified as general and administrative expense in the statements of operations.

NOTE 7:   Related party transactions

During the years ended December 31, 2022 and 2021, the Company has outstanding loan receivable from its CEO amounting to $46,838 and $46,188, respectively. This is presented in the balance sheet under "other assets" account. Interest income recognized from the said loan in 2022 and 2021 amounted to $2,131 and $135, respectively. The outstanding loan as of December 31, 2022 is expected to be paid in full in 2023.

NOTE 8:   Subsequent events

The Company has evaluated all events that have occurred after the balance sheet date through June 30, 2023, the date these financial statements were available to be issued.

In January 2023, the company issued convertible note to investors of $70,000 with interest rate of 5% per annum under their funding program.

On February 14, 2023, the Company has entered into a revenue purchase agreement with CFG Merchant Solutions to obtain a note payable at a purchased at price of $50,000. The value of the future receipts purchased is at $69,500.

On February 17, 2023, the company has entered into a business loan agreement under Stripe Capital Program with Celtic Bank. The principal amount of the loan obtained is $114,400 while the total repayment amount is 130,187 at 20% interest. The repayment start date is scheduled at February 24, 2023 and its final repayment date is scheduled at August 17, 2024.

Based upon the evaluation, the Company did not identify any other recognized or non-recognized subsequent events that would have required adjustment or disclosure in the accompanying financial statements.

Exhibit A

Legend:

CAJE	Client proposed adjusting entry.	
PAJE	Auditor proposed adjusting entry.	
RAJE	Auditor proposed reclassifying entry.	

#	Ref	Account	December 31, 2021 DB	CR
PAJE 1		Interest Expense	95,824	
		Interest on Notes Payable		95,824
		To accrue interest expense on convertible notes		
PAJE 2		Retained Earnings	36,465	
		Interest on Notes Payable		36,465
		To accrue interest short recorded in 2020		
PAJE 3		Retained Earnings	2,500	
		Common Stockholders		2,500
		To record share based payment expense in 2020 for the share issued to John Vincent Lee		
PAJE 4		Notes Payable-Investors- Current	30,373	
		Retained Earnings		30,373
		To correct the balance of convertible notes as of December 31, 2020		
PAJE 5		Notes Payable-Investors- Current	237,500	
		Notes Payable-Investors- Non Current		237,500
		To record bifurcate non-current portion of convertible notes		
PAJE 6		Retained Earnings	102,906	
		Additional Paid in capital		102,906
		To record Stock options issued, net of cancelled during the year 2020		
PAJE 7		Employee Stock Options Expense	64,200	
		Additional Paid in capital		64,200
		To record Stock options issued, net of cancelled/exercised during the year 2021		
PAJE 8		Loan to John Lee	135	
		Interest Receivable		135
		To record imputed interest receivable on related parties interest free loan, computed for 2021		
PAJE 9		Income Tax expense	6,235	
		Taxes & Licenses		6,235
		To bifurcate income tax expense from other expenses		
PAJE 10		Common Stockholders	55,061	
		Additional Paid in Capital		55,061
		To record the common staock issued at par value. Additional amount to allocate to APIC		

Exhibit A

Legend:

CAJE	Client proposed adjusting entry.
PAJE	Auditor proposed adjusting entry.
RAJE	Auditor proposed reclassifying entry.

#	Ref	Account	December 31, 2022 DB	CR
PAJE 1		Interest Expense	196,033	
		Interest on Notes Payable		196,033
	To accrue interest expense on convertible notes			
PAJE 2		Retained Earnings	132,289	
		Interest on Notes Payable		132,289
	Interest expense for 2020 and 2021 adjusted to retained earnings			
PAJE 3		Notes Payable-Investors- Current	125,000	
		Notes Payable-Investors- Non Current		125,000
PAJE 4		Notes Payable-Investors- Current	30,373	
		Retained Earnings		30,373
	To correct the balance of convertible notes as of December 31, 2020			
PAJE 5		Retained Earnings	167,106	
		Additional Paid in capital		167,106
	To record Stock options issued, net of cancelled/exercied during the year 2020 & 2021			
PAJE 6		Employee Stock Options Expense	31,160	
		Additional Paid in capital		31,160
	To record Stock options issued, net of cancelled/exercised during the year 2022			
PAJE 7		Loan to John Lee	2,131	
		Interest Receivable		2,131
	To record imputed interest receivable on related parties interest free loan, computed for 2022			
PAJE 8		Loan to John Lee	135	
		Retained Earnings		135
	To record imputed interest receivable on related parties interest free loan, computed for 2022			
PAJE 9		Income Tax expense	10,109	
		Taxes & Licenses		10,109
	To bifurcate income tax expense from other expenses			
PAJE 10		Common Stockholders	60,521	
		Additional Paid in Capital		60,521
	To record the common staock issued at par value. Additional amount to allocate to APIC			